SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            POLYAIR INTER PACK INC.
               -------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
               -------------------------------------------------
                         (Title of Class of Securities)

                                   731 912 101
                -------------------------------------------------
                                 (CUSIP NUMBER)

                           Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                                96 Spring Street
                            New York, New York 10012
                                 (212) 925-2800
                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  January, 1998
               -------------------------------------------------
            (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No.  731 912 101
- ------------------------------------------------------------------------------

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Consolidated Mercantile Incorporated
        ----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]  (b) [X]
        ----------------------------------------------------------------------
        3   SEC USE ONLY
        ----------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 WC
        ----------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]

        ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ontario, Canada
        ----------------------------------------------------------------------
        NUMBER OF      7   SOLE VOTING POWER

         SHARES            2,726,434 shares
                     ---------------------------------------------------------
      BENEFICIALLY   8   SHARED VOTING POWER

         OWNED BY                   705,463 shares
                     ---------------------------------------------------------
           EACH      9   SOLE DISPOSITIVE POWER

        REPORTING          2,726,434 shares
                     ---------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER
                                               0
        ----------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,431,897 shares
        ----------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   56.0%
        -----------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                 CO
         -----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 731 912 101
- ------------------------------------------------------------------------------

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Fred A.  Litwin
        -----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ] (b) [x ]
        ------------------------------------------------------------------------
        3   SEC USE ONLY
        -----------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 WC
        -----------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
        -----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ontario, Canada
        -----------------------------------------------------------------------
        NUMBER OF     7   SOLE VOTING POWER
         SHARES            2,978,934 shares
                     ----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER
         OWNED BY                   705, 463 shares
                     ----------------------------------------------------------
           EACH       9   SOLE DISPOSITIVE POWER
        REPORTING                   2,978,934 shares
                     ----------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                                    0
        ------------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,684,397 shares
        -----------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   60.1%
        -----------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                   IN

        -----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 731 912 101
- -----------------------------------------------------------------------------

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Henry Schnurbach
        -----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [x ]
        ------------------------------------------------------------------------
        3   SEC USE ONLY

        ------------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 WC
        ------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
        ------------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ontario, Canada
        ------------------------------------------------------------------------
        NUMBER OF     7   SOLE VOTING POWER

         SHARES            387,400 shares
                     ----------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER

         OWNED BY             195,000 shares
                     ----------------------------------------------------------
           EACH       9   SOLE DISPOSITIVE POWER

        REPORTING                   582,400 shares

                     ----------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER
                                    0
        -----------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               582,400 shares
        -----------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   9.0%
        -----------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*
                   IN
        -----------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

         The class of equity securities to which this statement relates are the shares of common stock, no par value per share (the "Common Stock"), of Polyair Inter Pack Inc., (the "Company") an Ontario corporation, which has its principal executive offices at 258 Attwell Drive, Toronto, Ontario, Canada, M9W 5B2.

ITEM 2.   IDENTITY AND BACKGROUND

This statement is filed as a group on behalf of Consolidated Mercantile Inc. ("CMI"), Fred A. Litwin and Henry Schnurbach, more information is set forth below:

 (I) Consolidated Mercantile Inc., ("CMI") an Ontario corporation which has its principal business address at:

              106 Avenue Road
              Toronto, Ontario
              Canada, M5R 2H3

     CMI carries on business as a management holding company which effects its investment strategy through investment in, management of, and merchant banking to its core strategic industries including packaging, swimming pool products, furniture and finance. CMI is the beneficial owner of an aggregate of 2,726,434 shares of the Company's Common Stock, including 705,463 shares deposited in a Voting Trust and described below.

     On February 20, 1996 a Voting Trust was created pursuant to a Shareholders's Agreement by and among CMI, Marsy Industries Limited and/or Domenico Marzano, Henry Schnurbach, Alan Castle and Gary Crandall, whereby each assigned his or its common shares of the Company as follows:

      Depositor                                     No of Shares
      ---------                                   ----------------
      CMI......................................................... 2,599,537
      Marsy Industries Limited and/or
      Domenico Marzano............................................   266,713*
      Henry Schnurbach............................................   195,000
      Alan Castle.................................................   146,250
      Gary Crandle................................................    97,500

     The deposited shares are held in escrow in accordance with the terms and provision of the Shareholders Agreement. Pursuant to the Voting Trust, CMI has voting control over all deposited shares, however, CMI disclaims beneficial ownership as to the economic interest of 705,463 of those shares.

* Domenico Marzano originally held 461,713 shares of Common Stock held in the Voting Trust and subsequently sold 195,000 of those shares.

     Neither CMI nor any of the persons listed on Schedule A has, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth on Schedule A is the information required by Item 2 of Schedule 13D concerning each executive officer, director and control person of CMI.

(ii) Fred A. Litwin, whose principal business address is at:

         106 Avenue Road,
         Toronto, Ontario
         Canada, M5R 2H3

     Mr. Litwin is the Chairman and a Director of the Company. Mr. Litwin directly or indirectly controls 3,684,397 shares of the Company's Common Stock. By virtue of controlling 51.79% of CMI's Common Stock, Mr. Litwin, is deemed to be the beneficial owner of all the Company's shares beneficially owned by CMI, including those deposited into the Voting Trust. Mr. Litwin disclaims beneficial ownership of the economic interest in 3,659,397 of the shares.

     Mr. Litwin has not, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(iii) Henry Schnurbach, whose principal business address is at:

         258 Attwell Drive
         Toronto, Ontario
         Canada, M9W 5B2

     Mr. Schnurbach is the President, Chief Executive Officer and a Director of the Company. Mr. Schnurbach is the beneficial owner of 582,400 shares (9.0%) of the Company's Common Stock, including 60,000 shares owned by CMI which are the subject of a call option granted to Mr. Schnurbach. He acquired 202,400 Common Shares prior to the Company being registered with the SEC. The remaining 320,000 are issuable upon exercise of options.

     Mr. Schnurbach has shared voting power with respect to 195,000 of his Common Shares of the Company's stock. The 195,000 Common Shares represents his interest in the Voting Trust.

     Mr. Schnurbach has not, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The majority of the Reporting Persons holdings were acquired prior to the Company being registered with the SEC under the Securities Exchange Act of 1934, as amended. At the time the Company was registered with the SEC the Reporting Persons had no intention of effectuating any transactions.


ITEM 4.   PURPOSE OF THE TRANSACTION

     The majority of the Reporting Persons holdings were acquired prior to the Company being registered with the SEC under the Securities Exchange Act of 1934, as amended. At that time, the Reporting Persons had no present plans or proposals that related to or would have resulted in any of the actions required to be described in Item 4 of Schedule 13D.

     Notwithstanding the plans described under Item 6 hereof, the Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing their value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of derivative instruments the underlying security of which is shares of the Issuer, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

         (a) Amount Beneficially Owned:

                  (I) CMI is the beneficial owner of 3,431,897 shares of Common Stock, which represents 56.0% of the Common Stock that would be issued and outstanding.

                  (ii) By virtue of his direct and indirect beneficial ownership of 51.79% of CMI, and other holdings which aggregate less than 5% of Common Stock, Mr. Litwin is the beneficial owner of 3,684,397 shares of Common Stock, which represents 60.1% of the Common Stock that would be issued and outstanding.

                  (iii) Mr. Schnurbach is the beneficial owner of 582,400 shares of Common Stock, which represents 9.0% of the Common Stock that would be issued and outstanding.

         (b) Number of shares as to which such person has:

                  (I) Sole power to vote or direct the vote

                           CMI                       2,726,434
                           Mr. Litwin                2,978,934
                           Mr. Schnurbach               387,400

                  (ii)      Shared power to vote or to direct the vote:

                           CMI                         705,463
                           Mr. Litwin                  705,463
                           Mr. Schnurbach              195,000


                  (iii)     Sole power to dispose or to direct disposition:

                           CMI                       2,726,434
                           Mr. Litwin                2,978,934
                           Mr. Schnurbach               582,400

                  (iv)     Shared power to dispose or to direct disposition: 0

                  (c) Other than the transactions detailed in ITEM 6. below, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     On January 23, 2004 CMI reached an agreement with Glencoe Capital LLC, a Chicago-based private equity firm ("Glencoe"), to sell 1,298,467 of the Company's Common Shares to Glencoe at C$15.08 per share. In connection with the transaction, Mr. Schnurbach has agreed to sell 101,200 Common Shares of the Company to Glencoe. An additional 227,500 shares indirectly controlled by Mr. Litwin will also be included in the sale to Glencoe at the same price.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------


1. The Shareholders' Agreement made the 20th day of February, 1996 by and among Consolidated Mercantile Corporation, Marsy Industries Limited, Domenico Marzano, Henry Schnurbach, Gary Crandall and Alan Castle, (the "Depositors" or, individually, the "Shareholder") Montreal Trust Company of Canada, as Trustee, and Polyair Inter Pack Inc.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Dated as of February 19, 2004

                          Consolidated Mercantile Inc.

                          By: /s/Stan Abramowitz
                                                 -------------------------------
                                                    Stan Abramowitz, Secretary



                            /s/ Fred A. Litwin
                                                 -------------------------------
                                                          Fred A. Litwin



                           /s/ Henry Schnurbach
                                                 -------------------------------
                                                         Henry Schnurbach


                               POWERS OF ATTORNEY


     Each person whose name appears below hereby appoints Stan Abramowitz and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the SEC, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, necessary or advisable to enable the registrant to comply with the Securities Act and any rules, regulations and requirements of the SEC in respect thereof, which amendments may make such changes in this Registration Statement as the aforesaid attorney-in-fact deems appropriate.

                                   SCHEDULE A

I. Consolidated Mercantile Incorporated


A. Directors

1. Fred A. Litwin
   Business Address:                    106 Avenue Road
                                        Toronto, Ont., Canada, M5R 2H3
   Principal Business Occupation:       President, Forum Financial Corporation
   Citizenship:                         Canadian

2. Stan Abramowitz
   Business Address:                    106 Avenue Road
                                        Toronto, Ont., Canada, M5R 2H3
   Principal Business Occupation:       Chief Financial Officer, Forum Financial
                                         Corp.
   Citizenship:                         Canadian

3. Irwin Singer
   Business Address:                    24 Hazelton Avenue
                                        Toronto, Ont., Canada, M5R 2E2
   Principal Business Occupation:       Barrister & Solicitor
   Citizenship:                         Canadian

4. Morton Litwin
   Business Address:                    1150 Sheppard Avenue West
                                        Toronto, Ont., Canada, M3K 2B5
   Principal Business Occupation:       Consultant
   Citizenship:                         Canadian

5. Tony Falbo
   Business Address:                    8111 Jane Street
                                        Vaughan, Ont., Canada, L4K 4L7
   Principal Business Occupation:       President, Mircom Technologies Ltd.
   Citizenship:                         Canadian


A. Executive Officers

1. Fred A. Litwin - President
   Business Address:                    106 Avenue Road
                                        Toronto, Ont., Canada, M5R 2H3
   Principal Business Occupation:       President, Forum Financial Corporation
   Citizenship:                         Canadian

2. Daniel Tamkin - Vice President
   Business Address:                    96 Spring Street
                                        New York, NY 10012
   Principal Business Occupation:       Chief Executive Officer, Synergx
                                           Systems Inc.
   Citizenship:                         American

3. Stan Abramowitz - Secretary
   Business Address:                    106 Avenue Road
                                        Toronto, Ont., Canada, M5R 2H3
   Principal Business Occupation:       Chief Financial Officer, Forum Financial
                                         Corp.
   Citizenship:                         Canadian

C. Control Persons

1. Fred A. Litwin
   Business Address:                    106 Avenue Road
                                        Toronto, Ont., Canada, M5R 2H3
   Principal Business Occupation:       President of Forum Financial Corporation
   Citizenship:                         Canadian